===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of,         February                                 2006
                          ------------------------------------   --------------
Commission File Number    000-23464
                          ------------------------------------   --------------

                                Hummingbird Ltd.
-------------------------------------------------------------------------------
                (Translation of registrant's name into English)

               1 Sparks Avenue, Toronto, Ontario, Canada M2H 2W1
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

               Form 20-F                       Form 40-F   X
                        ------------                      -------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes                             No  X
                  --------------                   --------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



===============================================================================

                   DOCUMENTS INCLUDED AS PART OF THIS REPORT


   Document

      1           Interim Unaudited Consolidated Financial Statements for the
                  Quarter Ended December 31, 2005.
      2           Management's Discussion and Analysis for the Quarter Ended
                  December 31, 2005.
      3           Form 52-109F2 Certifications of Interim Filings.
      4           Press Release dated February 14, 2006.

         This Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on May 26, 1998 (File No. 333-8822).

                                                                     DOCUMENT 1

                                                                      U.S. GAAP














             Interim Unaudited Consolidated Financial Statements of

             HUMMINGBIRD LTD.


             Quarter ended December 31, 2005


HUMMINGBIRD  LTD.
CONSOLIDATED BALANCE SHEETS                                                               U.S. GAAP
(thousands of U.S.$)

                                                                                      As at              As at
                                                                                   December 31        September 30
                                                                                      2005               2005
                                                                                      ----               ----
                                                                                   (Unaudited)
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                     $        85,783       $      84,997
  Accounts receivable                                                                    71,215              66,771
  Unbilled receivables                                                                      543                 664
  Income taxes recoverable                                                                    -                 804
  Inventory                                                                                 830                 862
  Prepaid expenses                                                                        4,656               5,350
  Other receivables                                                                       1,279               1,528
--------------------------------------------------------------------------------------------------------------------
                                                                                        164,306             160,976
OTHER ASSETS                                                                              1,800               2,068
FIXED  ASSETS                                                                            11,339              11,584
GOODWILL AND OTHER INTANGIBLE ASSETS                                                    208,437             204,002
--------------------------------------------------------------------------------------------------------------------
                                                                                $       385,882       $     378,630
--------------------------------------------------------------------------------------------------------------------

LIABILITIES
CURRENT LIABILITIES
  Accounts payable and accrued liabilities (Note 3)                             $        29,710       $      33,972
  Other payable (Note 2)                                                                 10,700                   -
  Income taxes payable                                                                    1,395                   -
  Current portion of other long-term liabilities                                            972                 997
  Deferred revenue                                                                       75,692              74,035
  Current portion of deferred income taxes                                                2,960                   -
--------------------------------------------------------------------------------------------------------------------
                                                                                        121,429             109,004
DEFERRED INCOME TAXES                                                                     5,123              10,308
OTHER LONG-TERM LIABILITIES                                                                  41                  67
--------------------------------------------------------------------------------------------------------------------
                                                                                        126,593             119,379
--------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 6)
   Authorized: unlimited common and preferred shares
   Issued and outstanding: 17,419,588 at December 31, 2005
                           and 17,418,338 at September 30, 2005                         164,934             164,907
ADDITIONAL PAID-IN CAPITAL                                                                3,998               3,510
RETAINED EARNINGS                                                                        92,495              91,941
ACCUMULATED OTHER COMPREHENSIVE LOSS                                                     (2,138)             (1,107)
--------------------------------------------------------------------------------------------------------------------
                                                                                        259,289             259,251
--------------------------------------------------------------------------------------------------------------------
                                                                                $       385,882       $     378,630
--------------------------------------------------------------------------------------------------------------------


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS                                     U.S. GAAP
(thousands of U.S.$, except share data)


                                                                     Three Months Ended
                                                                        December 31
                                                                  2005                  2004
                                                                  ----                  ----
                                                                (Unaudited)          (Unaudited)

SALES                                                         $      62,088      $      53,900
COST OF SALES                                                         7,900              6,777
-----------------------------------------------------------------------------------------------

GROSS PROFIT                                                         54,188             47,123
-----------------------------------------------------------------------------------------------

EXPENSES
  Sales and marketing                                                28,303             21,719
  Research and development                                           11,538             10,704
  General and administration (Note 6)                                 7,276              5,954
  Restructuring charges (Note 4)                                      1,392              2,093
  Other charges (Note 5)                                                233              5,340
  Amortization of other intangible assets                             5,662              4,916
-----------------------------------------------------------------------------------------------
TOTAL EXPENSES                                                       54,404             50,726
-----------------------------------------------------------------------------------------------

OPERATING LOSS                                                         (216)            (3,603)

INTEREST AND OTHER INCOME, NET                                          825                614
-----------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME TAXES                                       609             (2,989)
INCOME TAX EXPENSE (RECOVERY) (Note 7)                                   55             (1,260)
-----------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                             $         554      $      (1,729)

-----------------------------------------------------------------------------------------------
BASIC EARNINGS (LOSS) PER SHARE                               $        0.03      $       (0.10)
-----------------------------------------------------------------------------------------------
DILUTED EARNINGS (LOSS) PER SHARE                             $        0.03      $       (0.10)
-----------------------------------------------------------------------------------------------
BASIC WEIGHTED AVERAGE NUMBER OF
       SHARES (in thousands)                                         17,419             17,464
-----------------------------------------------------------------------------------------------
DILUTED WEIGHTED AVERAGE
       NUMBER OF SHARES (in thousands)                               17,432             17,464
-----------------------------------------------------------------------------------------------



HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY                                                                 U.S. GAAP
(thousands of U.S.$, except share data)                                                                        (Unaudited)


                                                                                                        Accumulated
                                                                                  Additional               Other
                                                                                   Paid-in    Retained  Comprehensive
                                                       Common Shares (Note 6)     Capital     Earnings     Loss          Total
                                                       Outstanding    Amount

BALANCE AT SEPTEMBER 30, 2004                           17,448,279   $  164,521 $  3,510   $   98,819    $   (930)    $  265,920

COMPREHENSIVE LOSS
  Net loss                                                       -            -        -       (1,729)          -         (1,729)

STOCK OPTIONS EXERCISED UNDER THE ESOP (Note 6)             42,169          838        -            -           -            838
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2004                            17,490,448      165,359    3,510       97,090        (930)       265,029

COMPREHENSIVE LOSS
  Net loss                                                       -            -        -       (1,213)          -         (1,213)

STOCK OPTIONS EXERCISED UNDER THE ESOP                      20,040          392        -            -           -            392
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT MARCH 31, 2005                               17,510,488      165,751    3,510       95,877        (930)       264,208

COMPREHENSIVE LOSS
  Net loss                                                       -            -        -       (1,874)          -         (1,874)

SHARES REPURCHASED (Note 6)                                (95,100)        (900)       -       (1,039)          -         (1,939)

STOCK OPTIONS EXERCISED UNDER THE ESOP                       2,750           52        -            -           -             52
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT JUNE 30, 2005                                17,418,138      164,903    3,510       92,964        (930)       260,447

COMPREHENSIVE LOSS
  Net loss                                                       -            -        -       (1,023)          -         (1,023)
  Foreign currency translation adjustment                        -            -        -            -        (177)          (177)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE LOSS                                         -            -        -       (1,023)       (177)        (1,200)
---------------------------------------------------------------------------------------------------------------------------------
STOCK OPTIONS EXERCISED UNDER THE ESOP                         200            4        -            -           -              4
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 2005                           17,418,338      164,907    3,510       91,941      (1,107)       259,251

COMPREHENSIVE INCOME
  Net income                                                     -            -        -          554           -            554
  Foreign currency translation adjustment (Note 1 d)             -            -        -            -      (1,031)        (1,031)
---------------------------------------------------------------------------------------------------------------------------------
TOTAL COMPREHENSIVE INCOME (LOSS)                                -            -        -          554      (1,031)          (477)
---------------------------------------------------------------------------------------------------------------------------------

SHARES REPURCHASED (Note 6)                                      -            -        -            -           -              -

STOCK OPTIONS EXERCISED UNDER THE ESOP (Note 6)              1,250           27        -            -           -             27

STOCK-BASED COMPENSATION EXPENSE (Note 6)                        -            -      488            -           -            488
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2005                            17,419,588   $  164,934 $  3,998   $   92,495    $ (2,138)    $  259,289
---------------------------------------------------------------------------------------------------------------------------------


HUMMINGBIRD  LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS                                           U.S. GAAP
(thousands of U.S.$)

                                                                                Three Months Ended
                                                                                   December 31
                                                                            2005                2004
                                                                            ----                ----
                                                                        (Unaudited)         (Unaudited)

CASH PROVIDED BY (USED IN)
OPERATING ACTIVITIES
  Net income (loss)                                                   $         554         $     (1,729)
  Add (deduct) items not affecting cash:
    Amortization of other intangible assets                                   5,662                4,916
    Stock-based compensation expense                                            488
    Deferred income taxes                                                    (2,005)              (2,206)
    Depreciation                                                                776                  867
  Changes in operating assets and liabilities:
    Accounts receivable                                                      (5,029)              (1,124)
    Unbilled receivables                                                        121                  283
    Income taxes recoverable/ payable                                         2,207               (4,296)
    Inventory                                                                    32                   23
    Prepaid expenses                                                            657                  (42)
    Other receivables                                                           255                  (17)
    Accounts payable and accrued liabilities                                 (4,006)               6,629
    Deferred revenue                                                          2,016                  662
----------------------------------------------------------------------------------------------------------
                                                                              1,728                3,966
----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Short-term investments - net matured                                              -                4,943
Decrease in other assets                                                        275                   69
Acquisition of subsidiaries (Note 2)                                              -                 (822)
Additions to fixed assets                                                      (599)                (313)
----------------------------------------------------------------------------------------------------------
                                                                               (324)               3,877
----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
  Repayment of other long-term liabilities                                      (51)                 (59)
  Issuance of shares                                                             27                  838
----------------------------------------------------------------------------------------------------------
                                                                                (24)                 779
----------------------------------------------------------------------------------------------------------

INCREASE IN CASH AND CASH EQUIVALENTS                                         1,380                8,622
FOREIGN EXCHANGE LOSS ON CASH HELD IN FOREIGN CURRENCY                         (594)                   -
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                               84,997              125,543
----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                              $      85,783         $    134,165
----------------------------------------------------------------------------------------------------------

NON CASH ITEMS
  Unpaid contingent consideration (Note 2)                            $      10,700         $          -

SUPPLEMENTARY CASH FLOW INFORMATION
  Interest paid                                                       $           5         $           3
  Income taxes (received) paid                                                 (126)                5,242
  Interest received                                                             703                   704


                                                                      U.S. GAAP

HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



1. DESCRIPTION OF THE BUSINESS, BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

     a)  Description of the business

         Hummingbird Ltd. (the "Company") is an enterprise software solutions company that specializes in the development of decision enabling web-based work environments. Reference to the Company includes the parent company and all of its subsidiaries.

     b)  Basis of presentation and significant accounting policies

         These interim unaudited condensed consolidated financial statements have been prepared by the Company in U.S. dollars and in accordance with generally accepted accounting principles (GAAP) in the United States with respect to interim financial statements, applied on a consistent basis. Accordingly, they do not include all of the information and note disclosure required for compliance with GAAP in the United States for annual audited financial statements. These unaudited condensed notes to the unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and notes included in the Company's Annual Report for the fiscal year ended September 30, 2005.

         The preparation of these unaudited condensed consolidated financial statements and the accompanying unaudited condensed notes requires Management to make estimates and assumptions that affect the amounts reported. In the opinion of Management, these unaudited condensed consolidated financial statements reflect all adjustments (which include only normal, recurring adjustments) necessary to state fairly the results for the periods presented. Actual results could vary from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

     c)  Change in accounting policy

         The Company accounts for stock-based compensation in accordance with the Statement of Financial Accounting Standards No. 123R, "Accounting for Stock-based Compensation" (SFAS 123R). SFAS 123R received approval in January 2005 and requires the recognition of the fair values of the stock options granted as compensation expense over the vesting period. Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted.

         Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is required to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Had the Company applied the new standard using the modified retrospective method, which permits restatement using amounts previously disclosed under the pro forma provisions of SFAS 123, compensation related to stock options would have impacted the pro forma amounts for the following period as follows:

                                                     Three months ended
                                                      December 31, 2004
         -----------------------------------------------------------------

         Net loss - reported                              $   (1,729)
         Stock-based compensation expense                     (1,005)
         -----------------------------------------------------------------
         Net loss - pro forma                             $ (  2,734)
         =================================================================

         Basic loss per share - reported                  $  ( 0.10)
         -----------------------------------------------------------------
         Diluted loss per share - reported                $  ( 0.10)
         -----------------------------------------------------------------

         Basic loss per share - pro forma                 $  ( 0.16)
         -----------------------------------------------------------------
         Diluted loss per share - pro forma               $  ( 0.16)
         -----------------------------------------------------------------
         Refer to Note 6 for additional disclosure on stock-based compensation.


     d)  Foreign currency translation

         The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11.

         For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Loss in shareholders' equity.

         During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



2.       ACQUISITIONS

         Fiscal 2006
         There were no acquisitions during the three month period ended December 31, 2005; however, there was contingent consideration recognized with respect to the fiscal 2005 acquisition, as described below.

         Fiscal 2005

         On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

         RedDot, based in Germany with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland, was a privately held content management software company specializing in delivering content management solutions to mid-size enterprises. The acquisition of RedDot has created a strong foundation for product integration and market development to address the needs of mutual customers of RedDot and the Company.

         Under the terms of the acquisition, the Company paid cash of $47,904 for RedDot. In addition, based upon the financial performance of RedDot for its fiscal year ended December 31, 2005, the Company estimated and recorded contingent consideration of $10,700 in the quarter ended December 31, 2005, which is subject to a final determination by both the Company and RedDot. Based upon this final determination, the actual amount of contingent consideration may be higher than the amount estimated.

         In accordance with SFAS No. 141, the contingent consideration was not recorded in the purchase price as of the date of acquisition because the amount was not determinable beyond reasonable doubt, at that time. Furthermore, following the guidelines specified in Emerging Issues Task Force (EITF) No. 95-8 "Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination", this and any future payment made in connection with contingent consideration will be accounted for as goodwill.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         The following table summarizes the estimated fair value of assets acquired and liabilities assumed:

         ----------------------------------------------------------------------
          Current assets (including cash of $2,401)                  $   6,418
          Fixed assets                                                     600
          Liabilities                                                   (7,092)
          Deferred income taxes                                         (8,300)
          Other intangible assets:
             Acquired technology                                         8,700
             In-process research and development                         2,850
             Non-competition agreements                                  4,250
             Customer relationship                                       2,700
             Trademarks                                                  5,100
             Goodwill                                                   45,949
          ---------------------------------------------------------------------
                                                                     $  61,175
          =====================================================================

          Consideration given:
            Initial cash paid                                         $  47,904
            Estimated contingent consideration                           10,700
            Transaction costs (gross amount $3,222 less tax
            benefit of $651)                                              2,571
          ---------------------------------------------------------------------
                                                                     $  61,175
          =====================================================================

         The acquisition was accounted for as a purchase transaction in accordance with SFAS No. 141 and accordingly, the assets acquired and liabilities assumed were recorded at their estimated fair values at the date of the acquisition. In calculating the amounts allocated to assets and liabilities acquired, including intangible assets and in-process research and development ("IPR&D"), the Company used established valuation techniques accepted in the high technology industry, including the income method, which discounts expected future cash flows to present value, cash method and market method. Consideration was given to relevant market sizes and growth factors, expected industry trends, product sales cycles, and the estimated lives of each product's underlying technology. For IPR&D, consideration was also given to the projects' stage of completion, the complexity of the work completed to date, the difficulty of completing the remaining development and the estimated cost to complete the projects.

         The estimated fair value of acquired in-process research and development of $2,850 from the acquisition of RedDot was expensed upon acquisition, as the technological feasibility of the project had not been achieved and no alternative future uses have been established.

         The other acquired intangible assets (excluding goodwill) are subject to amortization and have weighted average useful lives as follows:

            Acquired technology                                  5 years
            Non-competition agreements                           2 years
            Customer relationships                               5 years
            Trademarks                                           5 years

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Goodwill recorded as a result of this transaction will not be amortized, but will be tested annually for impairment as described in the accounting policy section of the notes to the Company's annual financial statements.

         In accordance with EITF No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recognized liabilities, net of tax benefit, in connection with the acquisition of RedDot. This amount is included in the purchase price and represents severance and related charges and transaction costs, including professional fees. Of the total liabilities accrued in connection with the RedDot acquisition, $2,753 remains accrued as at December 31, 2005.

         Included in transaction costs of $3,222, is an amount of $1,350 included for anticipated restructuring charges related to staff termination costs for RedDot employees worldwide. There were no amounts paid on transactions costs during the quarter ended December 31, 2005. This restructuring plan is expected to be completed by the end of the current year and the following table provides a continuity of these restructuring costs:

                                           Employee
                                             Costs        Other        Total
         ----------------------------------------------------------------------
         Integration costs on
         RedDot  acquisition in 2005         $ 1,250       $100        $ 1,350

         Amounts paid during fiscal 2005           -        (33)           (33)
         ----------------------------------------------------------------------
         Balance September 30, 2005
         and December 31, 2005               $ 1,250       $ 67        $ 1,317
         ======================================================================

         The results of operations of RedDot have been included in the Company's financial statements subsequent to the date of acquisition.


3.       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

                                              December 31,        September 30,
                                                  2005                2005
        -----------------------------------------------------------------------

         Accounts payable - trade              $     9,637        $   10,632
         Accrued liabilities:
           Trade                                     5,684             5,283
           Payroll related                           9,834             8,668
           Acquisition related                       2,753             2,753
           Restructuring                             1,160             5,803
           Other                                       642               833
        ---------------------------------------------------- ------------------
                                               $    29,710        $   33,972
        =======================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


4.       RESTRUCTURING CHARGES

         During the quarter ended December 31, 2004, the Company undertook a thorough review of its global operations and, in particular, considered areas where there was an overlap in its operations due to recent acquisitions. In its review, the Company considered the changing market conditions, which have impacted sales and profitability since these acquisitions were made in 2003. Pursuant to this review, it was determined that a restructuring ("First Plan") was necessary to reduce the Company's cost structure and to refocus its future operating strategy. As a result, restructuring charges of $549, relating to 18 terminated employees, were recognized during the quarter ended December 31, 2005 ($8,832 relating to 37 terminated employees during the year ended September 30, 2005 and $2,093 relating to 28 terminated employees during the quarter ended December 31, 2004). A significant portion of the restructuring charge relates to a small group of employees. The First Plan is expected to be completed by March 31, 2006.

         Later in fiscal 2005, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring ("Second Plan") was required. As a result, restructuring charges of $1,274, relating to 53 terminated employees, were recognized during the quarter ended December 31, 2005 ($1,199 relating to 45 terminated employees during the year ended September 30, 2005). The Second Plan is expected to be completed by the end of the current fiscal year.

         Restructuring costs recognized but remaining to be paid from the First Plan as at December 31, 2005 are as follows:

                                                                         Total
         -----------------------------------------------------------------------
         Restructuring charge - First Plan                             $ 8,832
           Amounts paid during fiscal 2005                              (3,262)
         -----------------------------------------------------------------------
         Balance outstanding - September 30, 2005                        5,570
           Restructuring charge                                            549
           Adjustment                                                     (431)
           Amounts paid during the quarter                              (5,334)
         -----------------------------------------------------------------------
         Balance outstanding - December 31, 2005                         $ 354
         =======================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Restructuring costs recognized but remaining to be paid from the Second Plan as at December 31, 2005 are as follows:

                                                                        Total
         -----------------------------------------------------------------------
         Restructuring charge - Second Plan                            $ 1,199
           Amounts paid during fiscal 2005                                (966)
         -----------------------------------------------------------------------
         Balance outstanding - September 30, 2005                          233
           Restructuring charge                                          1,274
           Amounts paid during the quarter                                (701)
         -----------------------------------------------------------------------
         Balance outstanding - December 31, 2005                       $  806
         =======================================================================


5.   OTHER CHARGES

         The Company recorded the following other charges of $233 during the quarter ended December 31, 2005 ($5,340 during the quarter ended December 31, 2004):

         a) Corporate charges relating to acquisition and other development initiatives of $91 ($730 during the quarter ended December 31, 2004).

         b) Other costs relating to the write down of furniture and fixtures, and laboratory equipment of $142 ($496 during the quarter ended December 31, 2004).

         During the quarter ended December 31, 2004, there were retiring allowances and special payments, including social charges, provided to certain senior management of $4,114. There were no other charges of this nature during the current quarter.


6.   SHARE CAPITAL

         Authorized Shares

         Unlimited number of common shares, no par value.

         Unlimited number of preferred shares issuable in series and whose attributes shall be fixed by the Board of Directors prior to issue.

         Shares Issued

         During the quarter ended December 31, 2005, the Company issued 1,250 common shares pursuant to the Employee Stock Option Plan for proceeds of $27.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Share Repurchase Program

         On December 8, 2005, the Company announced that it had received approval to commence a normal course issuer bid (the "2006 Bid") for up to 1,500,000 of its common shares. The 2006 Bid is being conducted at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site, and all shares purchased under the 2006 Bid will be cancelled. The 2006 Bid commenced on December 13, 2005, and will terminate on the earlier of December 12, 2006, or the date on which a total of 1,500,000 common shares have been repurchased pursuant to its terms.

         During the quarter ended December 31, 2005, the Company did not repurchase any shares.

         On November 22, 2004, the Company received approval to commence a normal course issuer bid (the "2005 Bid") for up to 1,500,000 of its common shares at prevailing market prices on the Toronto Stock Exchange or the NASDAQ National Market Site. The 2005 Bid commenced on November 24, 2004, and was to terminate on the earlier of November 23, 2005, or the date on which a total of 1,500,000 common shares had been repurchased pursuant to the 2005 Bid. The 2005 Bid terminated on November 23, 2005 and the total number of shares repurchased and subsequently cancelled was 95,100.

         During the quarter ended December 31, 2004, the Company did not repurchase any shares.


         Employee Stock Option Plan

         The Company's current stock option plan, the 1996 Employee Stock Option Plan ("1996 ESOP"), has been in effect since January 1996 and was approved by the Shareholders at the Company's annual and special meeting on March 19, 1996 (amended March 25, 1997 and further amended effective May 14, 1999, September 1999, March 23, 2000, and March 23,
         2001). Under the 1996 ESOP, the Company has, pursuant to Shareholders' approval, progressively increased the number of shares available for issue under the ESOP. At December 31, 2005, 5,286,596 common shares were reserved for issuance under the ESOP.

         One third of such options become exercisable on each of the three anniversaries after the respective dates of grant. Options are exercisable for six years after their date of grant. Over the past several years, the Company has experienced annual options exercises of no more than 120,000 shares, and estimates no more than this level for the balance of the current fiscal year.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         The following table is a summary of stock options granted, exercised and cancelled since September 30, 2004:


                                                           Number       Range of Exercise    Weighted Average
                                                        of Options          Prices *         Exercise Price *
         -------------------------------------------------------------------------------------------------------
          Outstanding as at October 1, 2004              2,639,241          $ 19.74 -  59.84    $   32.89
              Granted                                       96,000            22.82 -  26.95        24.84
              Exercised                                    (65,159)           19.74 -  23.08        20.18
              Cancelled                                   (443,604)           19.74 -  59.84        33.57
          -------------------------------------------------------------------------------------------------------
           Outstanding as at September 30, 2005          2,226,478            20.16 -  59.84        32.65
              Granted                                        7,000            21.75 -  21.75        21.75
              Exercised                                     (1,250)           20.80 -  20.80        20.80
              Cancelled                                   (459,740)           20.80 -  59.84        35.77
         -------------------------------------------------------------------------------------------------------
           Outstanding as at December 31, 2005           1,772,488          $ 20.16 - $59.84    $   31.81
         =======================================================================================================

         The following stock options have been granted and remain outstanding at December 31, 2005:


                                            Options Outstanding                            Options Exercisable
         ---------------------------------------------------------------------------------------------------------------

             Range of             Number          Weighted        Weighted Average        Number            Weighted
         Exercise Prices *      of Options        Average          Remaining Life       of Options          Average
                                              Exercise Price*         in Years                           Exercise Price*
         ---------------------------------------------------------------------------------------------------------------
         $  20.16 - $ 24.53        901,488         $ 22.33              2.8                721,587         $ 22.03
            25.57 -   29.38        447,450           27.11              3.7                272,450           27.75
            41.22 -   41.61         64,550           41.40              0.8                 64,550           41.40
            50.19 -   59.84        359,000           59.72              0.3                359,000           59.72
         ---------------------------------------------------------------------------------------------------------------
                                 1,772,488         $ 31.81              2.4              1,417,587         $ 33.56
         ===============================================================================================================

         * The exercise price is based on the closing sale price as per the Toronto Stock Exchange, which is in Canadian dollars. This value has been converted to U.S. dollars based on the exchange rate on December 31, 2005.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Stock-based compensation and other stock-based payments
         The Company accounts for stock-based compensation in accordance with the SFAS 123R. For the three months ended December 31, 2005, the Company expensed $488 related to stock options granted to employees. This amount has been allocated to general and administration expenses based on the approximate employee ownership of the stock options used in the expense calculation. During the three months ended December 31, 2004, there were no amounts recognized for stock-based compensation expense.

         The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, and requires the input of assumptions, including the expected stock price volatility. The Company estimates expected volatility based upon historical data, and expected option life based upon historical data and other information. The options granted to employees have characteristics significantly different from those of traded options, and changes in the input assumptions can materially affect the fair value estimates. The Company uses the Black-Scholes option-pricing model, with the following weighted average assumptions, to measure the fair value of stock options issued during the period, which is allocated to compensation expense on a straight-line basis over the vesting period of the award:

                                                          Three months ended
                                                             December 31
                                                       2005             2004
         -----------------------------------------------------------------------
         Expected dividend                                0.0%             0.0%
         Expected volatility                             35.3%            44.9%
         Risk-free interest rate                          4.0%             4.0%
         Expected option life in years                    5                4
         Weighted average stock option
           fair value per option granted                $ 8.10           $ 9.54
         =======================================================================

7.       INCOME TAXES

         The Company provides for income taxes in its quarterly unaudited financial statements based on the estimated effective tax rate for the full fiscal year in those countries in which the Company operates.

         Investment tax credits arising from qualifying scientific research and experimental development costs are recorded when their realization is more likely than not, and applied to reduce income tax expense.

         Under generally accepted accounting principles, when changes are made to the enacted tax rates, the amount of deferred taxes that has been recorded at the rates previously in effect is adjusted to reflect the new tax rates.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


8.       EARNINGS PER COMMON SHARE

         Basic earnings per share have been calculated based on the weighted average number of common shares outstanding in the period without the inclusion of dilutive effects. Diluted earnings per share are calculated based on the weighted average number of common shares plus dilutive common share equivalents outstanding in the period which, in the Company's case, consist entirely of stock options.

         The following is a reconciliation of shares used in the calculations for the three months December 31, 2005 and 2004:

         (thousands of shares)                              Three months ended
                                                                December 31
         -----------------------------------------------------------------------
                                                            2005          2004
         -----------------------------------------------------------------------
         Weighted average number of
           shares outstanding                              17,419       17,464
         Net effect of dilutive stock options                  13            -
         -----------------------------------------------------------------------
         Weighted average number of diluted
           shares outstanding                              17,432       17,464
         =======================================================================


         For the quarter ended December 31, 2005, the impact of 1,413,968 outstanding options (all options - quarter ended December 31, 2004) to purchase shares were excluded from the diluted share calculation because they were anti-dilutive for earnings per share purposes.


9.       SEGMENT INFORMATION

         The Company operates and manages its businesses in one industry segment
         - the computer software development industry. Within this business segment, the Company derives its revenue from two principal product families: (i) Hummingbird Enterprise, and, (ii) Hummingbird Connectivity. Hummingbird Enterprise is comprised of the Company's solutions for document and content management, records management, knowledge management, collaboration, data integration and business intelligence. Hummingbird Connectivity includes the Company's software applications for accessing mission-critical back office applications and legacy data from Windows desktops.


         Sales by product line
                                                          Three months ended
                                                             December 31
                                                       2005               2004
         -----------------------------------------------------------------------
         Hummingbird Connectivity                   $ 16,791         $  17,267
         Hummingbird Enterprise                       45,297            36,633
         -----------------------------------------------------------------------
                                                    $ 62,088         $  53,900
         =======================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


         Sales by country of origin
                                                        Three months ended
                                                           December 31
                                                     2005                2004
          ----------------------------------------------------------------------
          U.S.A                                  $  28,650           $ 25,382
          Canada                                     4,356              4,124
          U.K.                                       8,016              8,054
          Rest of Europe                            19,028             15,008
          Asia Pacific                               2,038              1,332
          ----------------------------------------------------------------------
                                                 $  62,088           $ 53,900
          ======================================================================


         Geographical distribution of sales by customer location

                                                        Three months ended
                                                           December 31
                                                     2005                2004
         -----------------------------------------------------------------------
         U.S.A.                                  $  28,415            $25,149
         Canada                                      3,266              2,942
         U.K.                                        8,719              8,873
         Rest of Europe                             18,188             14,189
         Others                                      3,500              2,747
         -----------------------------------------------------------------------
                                                 $  62,088            $53,900
          ======================================================================


         Long-lived assets by country of origin

                                                   December 31,    September 30,
                                                           2005            2005
         -----------------------------------------------------------------------
         Fixed and other assets
             U.S.A                                   $  1,018          $  1,366
             Canada                                     8,338             8,558
             U.K.                                         947               970
             Rest of Europe                             2,214             2,412
             Asia Pacific                                 622               346
         -----------------------------------------------------------------------
                                                       13,139            13,652
         Goodwill and other intangible assets         208,437           204,002
         -----------------------------------------------------------------------
                                                    $ 221,576         $ 217,654
         =======================================================================

         It is not practicable to allocate goodwill and other intangible assets by country of origin.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


10.      GUARANTEES AND CONTINGENCIES

         Product Warranties and Indemnities

         The Company's standard warranty covers a 90-day period and warrants against substantial nonconformance to the published documentation at time of delivery. The Company has not experienced any material returns where it was under obligation to honor this standard warranty, and as such there is no warranty provision recorded in these consolidated financial statements.

         The Company's software license agreements generally include certain provisions for indemnifying customers against liabilities if the Company's software products infringe a third party's intellectual property rights. Furthermore, certain of the Company's software license agreements also include provisions indemnifying customers against liabilities in the event the Company breaches confidentiality. To date, the Company has not incurred any material costs as a result of such indemnifications and has not accrued any liabilities related to such obligations in these consolidated financial statements.

         Contingent Payments

         During fiscal 2005, the Company acquired RedDot (Note 2) and under the terms of the agreement, will be required to make a contingent payment which has been estimated at $10,700; however, the actual amount may be higher.

         Letters of Credit and Guarantees

         As of December 31, 2005, the Company had various letters of credit and guarantees outstanding relating to leased premises and customer contracts, and had unused lines of credit, that total approximately $1,000.

         Other Contingencies

         The Company is subject to various claims and proceedings, which have been instituted against it during the normal course of business. Management believes that the disposition of the matters pending or asserted, for which provision has not been made, is not expected to have a material adverse effect on the financial position of the Company or its results of operations.

11.      FINANCIAL INSTRUMENTS

         Off-balance sheet risk

         The Company's objective with respect to managing foreign currency exposure is to neutralize the impact of foreign currency exchange movements. To achieve this objective, the Company may, from time to time, enter into foreign currency transactions either on the spot or in foreign markets to hedge foreign currency receivables and payables. It is the Company's policy to enter into foreign exchange contracts only with major Canadian chartered banks and major international banks, and therefore the Company does not anticipate non-performance by these parties. As at December 31, 2005 and 2004, the Company had no foreign exchange contracts outstanding. For the three months ended December 31, 2005, the Company had a net foreign exchange loss of $321 (three months ended December 31, 2004 - net foreign exchange gain of $4,064). These amounts have been recorded as adjustments to sales and marketing expenses.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Concentration of credit risk

         Surplus cash is invested according to the Company's investment policy, which states the primary objective as the preservation of capital. Investment credit risk is managed by limitations placed on the grade of securities, diversification of issuers and limitations on terms to maturity. Cash and cash equivalents at December 31, 2005 were invested in high quality money market instruments purchased through major banks and financial institutions.

         The Company markets and supports its products internationally, both directly and through resellers, and is not dependent on any single customer, group of customers or suppliers. Credit risk related to the Company's trade receivables is minimized due to its large customer base, geographical distribution and diversification of operations.

         Fair value of financial instruments

         The carrying values of the Company's financial instruments, including cash and cash equivalents, accounts receivable, other long-term debt, other liabilities, accounts payable and accrued liabilities approximate their fair values due to their short-term nature.


12.      RECENT ACCOUNTING PRONOUNCEMENTS

         Inventory Costs - SFAS No. 151

         In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. This adoption of this standard did not have a material impact on the consolidated financial statements.

         Exchange of Non-Monetary Assets - SFAS No. 153

         In December 2004, the FASB issued SFAS No. 153, as an amendment to APB Opinion No. 29. SFAS No. 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS No. 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS No. 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. For the Company, SFAS No. 153 was effective for non-monetary exchanges beginning on July 1, 2005. This standard did not have a material impact on the consolidated financial statements.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Accounting Changes and Error Corrections - SFAS No. 154

         In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes'', and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28''. SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.


         Consolidation of Variable Interest Entities - FSP FIN 46R-5

         In March 2005, the FASB issued FASB Staff Position ("FSP'') No. 46(R)-5, "Implicit Variable Interests" under FASB Interpretation ("FIN'') No. 46 (revised December 2003), "Consolidation of Variable Interest Entities'' ("FSP FIN 46R-5''). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities ("VIEs'') or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51'' ("FIN 46R''). The Company was required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in these financial statements.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



13.    DIFFERENCES FROM CANADIAN GENERALLY ACCEPTED ACCOUNTING
       PRINCIPLES (CANADIAN GAAP)

       These interim unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The Company is also a reporting issuer in each of the provinces and territories of Canada. According to new Canadian securities regulations, issuers that are required to file reports with the U.S. Securities and Exchange Commission
       (SEC) can satisfy their Canadian continuous disclosure compliance requirements by using financial statements prepared in accordance with U.S. GAAP, provided that a reconciliation between U.S. GAAP and Canadian GAAP is included in the notes to the financial statements. The significant differences between U.S. GAAP and Canadian GAAP, and their effect on the interim unaudited condensed consolidated financial statements of the Company, are described below:

       Condensed Balance Sheets

                                     DECEMBER 31, 2005                                 September 30, 2005
----------------------------------------------------------------------------------------------------------------------------
                           U.S. GAAP    ADJUSTMENTS    CANADIAN GAAP       U.S. GAAP      Adjustments       Canadian GAAP
----------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets             $ 164,306     $       -        $ 164,306        $ 160,976        $       -           $ 160,976

Other assets                   1,800             -            1,800            2,068                -               2,068

Fixed assets                  11,339             -           11,339           11,584                -              11,584

Intangibles (a, d)           208,437       (20,220)         188,217          204,002          (19,193)            184,809
----------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS               $ 385,882     $ (20,220)       $ 365,662        $ 378,630        $ (19,193)          $ 359,437
----------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND SHAREHOLDERS' EQUITY


Current liabilities (b)    $ 121,429     $     951        $ 122,380        $  109,004       $       -           $ 109,004
Deferred income
   taxes (b)                   5,123         1,607            6,730            10,308           2,887              13,195
Other long-term
   liabilities                    41             -               41                67               -                  67
----------------------------------------------------------------------------------------------------------------------------
Total liabilities            126,593         2,558          129,151           119,379           2,887             122,266
Total shareholders'
   equity (a, b, c, d)       259,289       (22,778)         236,511           259,251         (22,080)            237,171
----------------------------------------------------------------------------------------------------------------------------
Total liabilities and
   shareholders' equity    $ 385,882     $ (20,220)       $ 365,662        $  378,630       $ (19,193)          $ 359,437
============================================================================================================================

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================


       Reconciliation of Net Income (Loss)

                                                  THREE MONTHS ENDED    Three months ended
                                                     DECEMBER 31,          December 31,
                                                         2005                  2004
      -------------------------------------------------------------------------------------
      Net income (loss), U.S. GAAP                    $    554              $ (1,729)

         Amortization of intangibles (a, d)               (902)                 (789)
         Income taxes (b)                                  285                   266
         Stock based compensation expense (c)                -                (1,005)
      -------------------------------------------------------------------------------------
      Net loss, Canadian GAAP                         $    (63)             $ (3,257)
      =====================================================================================
      Basic loss per share, Canadian GAAP             $   0.00              $  (0.19)
      =====================================================================================
      Diluted loss per share, Canadian GAAP           $   0.00              $  (0.19)
      =====================================================================================


       Consolidated Statements of Cash Flows

         There are no significant differences with respect to the consolidated statements of cash flows between U.S. GAAP and Canadian GAAP.


       Explanation of U.S. GAAP and Canadian GAAP Differences

         A description of differences between U.S. GAAP and Canadian GAAP, in terms of the impact on the Company's consolidated financial statements, is presented below.

      a. Acquired in-process research and development

         In accordance with Canadian GAAP, it is the Company's policy to capitalize the amounts representing the fair value of acquired in-process research and development and amortize such amounts over their estimated useful lives of 2 to 8 years. Under U.S. GAAP, acquired in-process research and development is expensed, net of the benefit of tax loss carry forwards, at the time of the original accounting for the acquisition. For the three months ended December 31, 2005 and 2004, there was no acquired in-process research and development to expense under U.S. GAAP.

         This difference in the accounting treatment also results in a different amortization charge to the consolidated statements of earnings, and accordingly the carrying amount of intangibles on the consolidated balance sheets. For the three months ended December 31, 2005 and 2004, amortization of acquired in-process research and development charged to the consolidated statements of operations under Canadian GAAP was $902 and $789, respectively.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



      b. Deferred income taxes related to acquired in-process research and development

         There is a difference in income tax expense and deferred income taxes relating to the different accounting treatment under U.S. GAAP and Canadian GAAP of acquired in-process research and development as discussed above in (a) "Acquired in-process research and development". The capitalization of acquired in-process research and development creates an additional deferred income tax liability under Canadian GAAP. The periodic amortization of the acquired in-process research and development decreases the income tax provision under Canadian GAAP. For the three months ended December 31, 2005, under Canadian GAAP, the impact of the amortization of the acquired in-process research and development was to decrease income tax expense by $285 (three months ended December 31, 2004 - increase income tax recovery by $266).

      c. Stock-based compensation

         Under Canadian GAAP, the Company accounts for stock-based compensation in accordance with the Canadian Institute of Chartered Accountants
         (CICA) Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". Section 3870 was revised in September 2003 and requires that all stock-based awards made to employees, consultants or directors be measured and recognized using a fair value based method, such as the Black-Scholes option pricing model. Previously the standard encouraged the use of a fair value based method for all awards granted to employees, but only required the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that called for settlement in cash or other assets.

         Beginning October 1, 2004, the Company adopted this new recommendation retroactively with restatement of prior periods for Canadian GAAP purposes. The Company expensed $1,005 for the three months ended December 31, 2004 under Canadian GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.

                                                                      U.S. GAAP
HUMMINGBIRD LTD.
Notes to the Interim Unaudited Consolidated Financial Statements
Quarter ended December 31, 2005
(amounts in thousands of U.S. dollars, except share data)
===============================================================================



         Beginning October 1, 2005, the Company adopted SFAS No. 123R which essentially conforms the accounting treatment under U.S. GAAP with the accounting treatment under Canadian GAAP for stock option grants, but some differences may remain. For the three months ended December 31, 2005, the Company expensed $488 under Canadian GAAP and U.S. GAAP, representing the amortization of a portion of the fair value of stock options granted to employees.


      d. Business combinations

         During January 1998, the Company acquired Andyne Computing Limited ("Andyne"). Under U.S. GAAP, this acquisition was accounted for under the pooling of interests method and accordingly, the Company's consolidated financial statements for all periods prior to the acquisition were restated to include the financial statements of Andyne. Under Canadian GAAP, this acquisition was accounted for by the purchase method and therefore the purchase consideration of $48,555, representing the fair value of 1,520,406 common shares of the Company issued in connection with this transaction, was recorded in the Company's share capital.

         In addition, at the beginning of fiscal 2001, in accordance with CICA Handbook Section 3465 "Income Taxes", the Company adopted the liability method of tax allocation for accounting for income taxes. Up until the end of fiscal 2000, the Company followed the deferred method of tax allocation in accounting for income taxes under Canadian GAAP. The Company adopted the liability method retroactively, but for those business combinations that occurred prior to the adoption of this section, the Company concluded that a determination of the related adjustment to the assets and liabilities acquired was impractical. Consequently, none of those assets or liabilities were adjusted, and the cumulative effect of the adoption was to decrease retained earnings and increase deferred income taxes by $48,225. Under U.S. GAAP, the Company had initially recorded deferred income taxes relating to these acquisitions as an increase to intangible assets.


      e. Investment tax credits

         Under Canadian GAAP, investment tax credits are deducted from research and development expense, whereas, under U.S. GAAP, these amounts are deducted from the income tax expense. For the three months ended December 31, 2005, this difference resulted in a decrease in loss before income taxes of $600 with a corresponding increase in the income tax expense under Canadian GAAP. For the three months ended December 31, 2004, this difference resulted in a decrease in loss before income taxes of $525 with a corresponding decrease in the income tax recovery under Canadian GAAP. This opposing treatment of investment tax credits did not result in any differences in net loss for the three months ended December 31, 2005 and 2004.

                                                                     DOCUMENT 2

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")












Management's Discussion and Analysis of Financial
Condition and Results of Operations ("MD&A")

HUMMINGBIRD LTD.


Quarter ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")




Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")

Forward-Looking Statements

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties. A number of important factors could cause actual results to differ materially from historical results and percentages, and results anticipated by the forward-looking statements contained in the following discussion. Such factors and risks include, but are not limited to, intense competition and rapid change in the enterprise software industry, including price and product feature competition; the introduction of new products by existing or new competitors; the economic environment; dependence on distributors and the emergence of new distribution channels; the timing and customer acceptance of new or upgraded products; and the ability to develop, market, support and acquire new products in an environment of rapidly changing technology. Readers should carefully review the risks described herein and in the other documents Hummingbird Ltd. ("Hummingbird" or the "Company") files from time to time with the United States Securities and Exchange Commission or the various Securities Commissions and similar regulatory authorities in Canada.

Overview

This MD&A is dated January 31, 2006 and should be read in conjunction with the Company's September 30, 2005 annual audited consolidated financial statements and notes thereto, and the December 31, 2005 interim unaudited condensed consolidated financial statements and notes. The Company reports its annual audited consolidated financial statements and notes in U.S. dollars, and in accordance with U.S. generally accepted accounting principles or "U.S. GAAP" (collectively, "Consolidated Financial Statements"). As required by Canadian Securities Administrators, a reconciliation of the Consolidated Financial Statements, prepared under U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP") is included in Note 17 to the Consolidated Financial Statements, and in Note 13 to the interim unaudited condensed consolidated financial statements and notes. The Consolidated Financial Statements are included in the Annual Report to Shareholders. Information relating to the Company, including its most recent annual information form, is available on SEDAR at www.sedar.com.

The financial information in this MD&A has been prepared in accordance with U.S. GAAP, unless otherwise specified. Unless otherwise indicated, all dollar amounts in this MD&A are in U.S. dollars.

The Company is a leading global provider of enterprise software solutions. Hummingbird's enterprise content management ("ECM") solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition. Hummingbird Enterprise, the flagship product, is an integrated suite of software applications that allows users to extract both structured and unstructured data from disparate corporate locations to access, manage, share, find and analyze data, and efficiently manage all content for a single point of access and administration. The Company's solutions enable users to address critical business needs, such as information management, business continuity, disaster recovery, compliance and risk management. Hummingbird's ECM solution is rooted in document management, offering complete capabilities in records management, knowledge management, collaboration, data integration and business intelligence, among others. The Company's host access product suite includes software applications for accessing mission-critical back office applications and related data from the majority of today's systems, including mainframe, AS/400, Linux and UNIX platform environments. Hummingbird's products are marketed and sold through a direct corporate sales force and a worldwide network of partners, resellers, and distributors.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Acquisition History

Fiscal 2006

The Company did not have any acquisitions during the three months ended December 31, 2005; however, there was contingent consideration recognized with respect to the fiscal 2005 acquisition, as described below.

Fiscal 2005

On June 21, 2005, the Company acquired 100% of the issued and outstanding shares of RedDot Solutions AG ("RedDot").

RedDot, based in Germany, was a privately held content management software company specializing in delivering simple-to-install and easy-to-use content management solutions to mid-size enterprises. RedDot's solutions create and manage the content that drives business. RedDot has over 1,300 clients globally with operations in the U.S.A, the United Kingdom, Germany, Australia, Italy and Poland.

The Company paid $47.9 million as cash consideration for RedDot. In addition, based upon the financial performance of RedDot for their fiscal year ended December 31, 2005, the Company estimated and recorded contingent consideration of $10.7 million in the quarter ended December 31, 2005. This amount is subject to a final determination by both the Company and RedDot, and was accounted for as an addition to goodwill. Based upon this final determination, the actual amount of contingent consideration may be higher than the amount estimated. Any additional payment based upon completion of the final determination will also be accounted for as goodwill.

In accordance with Emerging Issues Task Force (EITF) No. 95-3, "Recognition of Liabilities in Connection with a Business Combination", the Company recorded $2.6 million ($3.2 million less tax benefit of $0.6 million) in the purchase price of the RedDot acquisition as transaction costs. This amount represents severance and related charges and transaction costs including professional fees. Included in the total amount is a restructuring accrual for $1.4 million which relates to staff termination costs for RedDot employees worldwide. It is expected that this restructuring plan will be completed by the end of the current fiscal year. Of the total liabilities accrued in connection with the RedDot's acquisition, $2.8 million remains accrued as at December 31, 2005.

Intangible assets of $66.7 million, including goodwill of $45.9 million, were recorded as the fair value of assets and liabilities acquired. In addition to this, a fair value of acquired in-process research and development of $2.8 million was written off at the time of the original accounting for the acquisition.

During the fiscal year 2005, the Company paid the final contingent consideration of $0.8 million to the former shareholders of LegalKEY, which was accounted for as an addition to goodwill, and paid $11.2 million to the former shareholders of Valid. Of this $11.2 million, $9.0 million was accounted for as an addition to goodwill and the balance of $2.2 million was treated as compensation expense and recorded in other charges.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The Company ceased to prepare its financial statements in accordance with Canadian GAAP commencing with the September 30, 2005 annual audited consolidated financial statements, as permitted by Canadian Securities Administrators. The preparation of the financial statements in accordance with U.S. GAAP requires management to make certain estimates, judgments and assumptions. Management continually evaluates these estimates, judgments and assumptions. Management believes that the estimates, judgments and assumptions upon which it relies are reasonable based upon information available to management at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, the Company's consolidated financial statements will be affected. The accounting policies that reflect management's more significant estimates, judgments and assumptions and which management believes are the most critical to aid in fully understanding and evaluating the reported financial results include the following:

Revenue recognition

The Company follows the provisions of Statement of Position (SOP) 97-2, "Software Revenue Recognition" and Staff Accounting Bulletin (SAB) 104, "Revenue Recognition in Financial Statements." Revenue is recognized from the sale of product and software licenses when delivery has occurred based on purchase orders, contracts or other documentary evidence, provided that collection of the resulting receivable is deemed probable by management. A provision is made for estimated sales returns and other insignificant vendor obligations. Revenue from post contract customer support is recognized ratably over the period that the customer support services are provided, which is generally one year. The amount of revenue allocated to this undelivered service is based on the vendor-specific objective evidence of its fair value using the residual method. Under the residual method, the total fair value of the undelivered service, as indicated by vendor-specific objective evidence, is recorded as unearned, and the difference between the total contract fee and the amount recorded as unearned for the undelivered service is recognized as revenue related to delivered elements of the contract. Revenues from consulting, training and other services are recognized as services are performed. Deferred revenue represents unearned income associated with support agreements, software license revenue where significant vendor obligations remain and any other situations where payments are received in advance of revenue recognition.

Allowance for doubtful accounts

The Company records an allowance for doubtful accounts related to accounts receivable that are considered to be impaired reflecting the inability of its customers to make required payments. The allowance is based on the Company's knowledge of the financial condition of its customers, the aging of the receivables, the current business environment, customer and industry concentrations, and historical experience. A change in one or more of these factors could impact the estimated allowance and provision for bad debts recorded.

Goodwill

The Company follows the United States Financial Accounting Standard ("FASB"), Statements of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets". Accordingly, assets acquired and liabilities assumed are recorded at their estimated fair values at the date of the acquisition. The results of operations are included in our financial statements subsequent to the dates of acquisition.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Goodwill recorded on acquisition is not amortized, but is instead subject to an annual impairment test of all recorded goodwill. This annual test is a two-step process; the first step will test the goodwill for impairment and the second step, if required, will measure the impairment. The test is performed on August 1 of each year, and more frequently if events or changes in circumstances indicate that goodwill may be impaired. Goodwill is tested for impairment at a level of reporting referred to as a reporting unit. The Company as a whole is considered one reporting unit. The first step of the test compares the fair value of the net assets to the carrying value, using various methods and indicators. One of the tests used is to compare the fair value of the outstanding shares on the NASDAQ National Market Site to the carrying value of the Company's net assets, since quoted market prices in active markets are considered to be the best evidence of fair value. If the carrying value exceeds the fair value, the second step would be performed to compare the implied fair value of the goodwill, which is the excess fair value over the fair value assigned to other assets and liabilities, to the carrying amount of goodwill. When the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss is recognized.

The Company tests for impairment of goodwill on an annual basis as of August 1 and at any other time if events occur or circumstances changes that would indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. For fiscal years 2005 and 2004, the Company determined there was no impairment of the recorded goodwill.

Income Taxes

The Company calculates its provision for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting for income taxes. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequences of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of enacted changes in tax laws or tax rates.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets quarterly and, based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets, or a portion, thereof will be realized.

Foreign currency translation

The functional currency of the parent company and certain of its subsidiaries is the U.S. dollar. For these subsidiaries and the parent company, monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into U.S. dollars at the rate of exchange prevailing at period end while all other balance sheet items are translated at historic rates. Revenue and expense items are translated at the rate of exchange in effect on the transaction dates. Realized and unrealized foreign exchange transaction gains and losses are included in income in the period in which they are measured and have been disclosed in Note 11 to the interim unaudited condensed consolidated financial statements and notes.

For subsidiaries that have a functional currency other than the U.S. dollar, all assets and liabilities are translated into U.S. dollars using the exchange rates in effect at period end. Revenue and expense items are translated at exchange rates in effect on the transaction dates. Translation gains and losses resulting from changes in exchange rates are reported in Accumulated Other Comprehensive Loss in shareholders' equity.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


During the quarter ended December 31, 2005, the Company made operational changes to certain of its foreign subsidiaries in Europe and Asia in a response to changes in those markets. Accordingly, the Company assessed the operations of these subsidiaries in an effort to determine whether there had been any changes in their functional currency. Upon this review, it was determined that the functional currency of various subsidiaries had changed to other than the U.S dollar. Therefore, effective October 1, 2005, these subsidiaries prospectively changed their method of accounting for foreign currency translation. For the three months ended December 31, 2005, the Company realized a total net foreign exchange loss of $1.3 million, of which, $1.0 million was recorded in Accumulated Other Comprehensive Loss in shareholders' equity, and $0.3 million in sales and marketing expenses in the statement of operations. For the three months ended December 31, 2004, the Company realized a net foreign exchange gain of $4.1million that was recorded as a reduction of sales and marketing expenses in the statement of operations.

Changes in accounting policy

Beginning October 1, 2005, the Company adopted the recommendations of SFAS 123R, and has applied the recommendations of this standard using the modified prospective method. Under this application, the Company is requierd to record compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption. Accordingly, no prior periods were restated or cumulative adjustments recorded upon the adoption of this standard.

Prior to this, as permitted by SFAS 123, the Company did not adopt the provisions in respect of the fair value based method of accounting for all of the employee stock-based transactions and, instead, included the required pro forma disclosure as if this method had been applied for options granted. During the three months ended December 31, 2004, there were no amounts recognized for stock-based compensation expense.

There were no changes in accounting policies during the year ended September 30, 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Results of Operations


                                                     Quarter ended              Quarter ended
(U.S. dollars in thousands, unaudited) fiscal      December 31, 2005           December 31, 2004          % change
---------------------------------------------------------------------------------------------------      from fiscal
                                                                % of                          % of               2005
                                                      Actual   Sales           Actual        Sales       to      2006
                                                    ------------------       -----------------------     ------------


Sales                                               $ 62,088      100%        $  53,900         100%              15.2%
Cost of sales                                          7,900     12.7%            6,777        12.6%              16.6%
------------------------------------------------------------------------------------------------------------------------
Gross profit                                          54,188     87.3%           47,123        87.4%              15.0%
------------------------------------------------------------------------------------------------------------------------
Expenses
  Sales and marketing                                 28,303     45.6%           21,719        40.3%              30.3%
  Research and development                            11,538     18.6%           10,704        19.9%               7.8%
  General and administration                           7,276     11.7%            5,954        11.0%              22.2%
  Restructuring charges                                1,392      2.2%            2,093         3.9%             (33.5%)
  Other charges                                          233      0.4%            5,340         9.9%             (95.6%)
  Amortization of intangibles                          5,662      9.1%            4,916         9.1%              15.2%
------------------------------------------------------------------------------------------------------------------------
Total expenses                                        54,404     87.6%           50,726        94.1%               7.3%
------------------------------------------------------------------------------------------------------------------------
Operating loss                                          (216)    (0.3%)          (3,603)       (6.7%)            (94.0%)
Interest and other income, net                           825      1.3%              614         1.1%              34.4%
------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                        609      1.0%           (2,989)       (5.5%)            120.4%
Income tax expense (recovery)                             55     (0.1%)          (1,260)       (2.3%)           (104.4%)
------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                   $    554     (0.9%)       $  (1,729)       (3.2%)            132.0%
------------------------------------------------------------------------------------------------------------------------

Basic earnings (loss) per share                     $   0.03                  $  (0. 10)                         130.0%
------------------------------------------------------------------------------------------------------------------------
Diluted earnings (loss) per share                   $   0.03                  $   (0.10)                         130.0%
------------------------------------------------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Results of Operations

Sales for the quarter ended December 31 2005 were $62.1 million, representing a 15.2% increase from $53.9 million for the quarter ended December 31, 2004. Income before income taxes was $0.6 million for the current quarter, compared to a loss before income taxes of $3.0 million in the same quarter of last fiscal year. Net income for the quarter ended December 31, 2005 was $0.5 million, compared to net loss of $1.7 million in the first quarter of the last fiscal year. Basic and fully diluted earnings per share were $0.03 for the current quarter compared to basic and diluted loss per share of $0.10 in the same quarter of the last fiscal year.

Sales

The Company generates revenues through the sale of software licenses, related support and maintenance, and professional services, including training, consulting and implementation of Hummingbird software. The two principal product families are Hummingbird Connectivity and Hummingbird Enterprise. Hummingbird Connectivity is the Company's legacy business that includes software applications for accessing mission-critical back office applications and legacy data from Windows desktops. Hummingbird Enterprise primarily encompasses the Company's document and content management, records management, knowledge management, web content management, collaboration, data integration and business intelligence software.


Sales from the Company's two product families were:


(U.S. dollars in millions, unaudited)     Quarter ended   Quarter ended
                                           December 31,    December 31,
                                             2005            2004          % change
-----------------------------------------------------------------------------------

Hummingbird Enterprise                    $  45.3        $  36.6             23.7%

Hummingbird Connectivity                     16.8           17.3             (2.8%)
-----------------------------------------------------------------------------------
                                          $  62.1        $  53.9             15.2%
-----------------------------------------------------------------------------------

Sales of the Company's Hummingbird Enterprise product family were $45.3 million versus $36.6 million in the first quarter of the previous year. Hummingbird Connectivity sales for the current quarter were $16.8 million compared to $17.3 million in the same quarter of last year.

The increase in Hummingbird Enterprise sales was mainly due to the inclusion of RedDot revenue, a strong selling effort to both new and existing customers, and further market recognition of the product. Consistent with our product focus, we believe that the emerging trend in the industry is towards enterprise wide business solutions and we expect sales from the Hummingbird Enterprise product family to continue to increase as a percentage of the Company's total revenue. Sales from Hummingbird Connectivity were down slightly from comparable quarter of the previous year. Hummingbird Connectivity is a mature product and the customer base for this product family is established.

Cost of Sales

Cost of sales falls into four broad categories: personnel costs related to the provision of professional services; royalties to companies whose software is embedded in the Company's products; third party products resold by the Company; and, production costs, including product media, duplication, manuals and packaging. Costs of sales increased by $1.1 million or 16.6% to $7.9 million from $6.8 million in the first quarter of last fiscal year. The majority of this increase is mainly due to the inclusion of RedDot's cost of sales and in part to higher costs of travel and subcontracting. As a percentage of sales, the current quarter's cost of sales were 12.7% compared to 12.6% in the quarter ended December 31, 2004.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Gross Profit

Gross profit increased by 15.0% or $7.1 million to $54.2 million in the current quarter compared to $47.1 million in the same period last year. This increase was predominantly due to the higher level of sales. Gross profit in the current quarter at 87.3% of sales was comparable to the 87.4% for the quarter ended December 31, 2004.

Sales and Marketing Expenses

Sales and marketing expenses consist of costs of personnel, facilities, travel and marketing activities in the form of advertising, promotions, seminars, and trade shows. Sales and marketing expenses have increased to $28.3 million from $21.7 million mainly due to the inclusion of RedDot's expense and the foreign exchange translation loss. The foreign exchange translation loss for the quarter was $0.3 million, whereas, there was a foreign exchange translation gain of $4.1 million in the quarter ended December 31, 2004. Sales and marketing expenses were 45.6% of sales in the quarter, higher than the 40.3% of sales in the same quarter of the previous year.

Research and Development Expenses

Research and development expenses include personnel and related equipment costs required to develop and to support the Company's products. In addition, these expenses include facilities costs and licensing fees for technology used in research and development efforts. The Company expenses all research costs as they are incurred. Development costs are only capitalized if they meet the criteria set out by generally accepted accounting principles. No development costs have been capitalized in the current quarter or during the previous fiscal year. The Company believes that significant investments in research and development are required to remain competitive.

Research and development expenses in the current quarter were $11.5 million, an increase of 7.8% from the $10.7 million in the same quarter of the prior year. For the current quarter, research and development expenses were 18.6% of sales, lower than the 19.9% for the quarter ended December 31, 2004. The increase is primarily due to the inclusion of RedDot's expense.

General and Administration Expenses

General and administration expenses consist primarily of personnel costs and overhead expenses relating to the Company's human resources, finance and management information systems functions. In the current quarter, general and administration expenses totaled $7.3 million, an increase of $1.3 million or 22.2% from the $6.0 million incurred in the first quarter of the last fiscal year. General and administrative expenses were 11.7% of sales in the current quarter, up slightly from 11.0% in the same quarter of fiscal 2005. The increase is mainly due to the inclusion of RedDot's expense and in part to stock-based compensation expense. As a result of adopting a new accounting standard, stock-based compensation for the current quarter was $0.5 million (see below for a further explanation of this expense).

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Restructuring Charges

In the first quarter of the previous fiscal year, the Company reviewed its global operations and in particular considered areas where there was an overlap of its operations due to recent acquisitions. This review resulted in a restructuring plan ("First Plan") to reduce the Company's cost structure and to refocus its future operating strategy. As a result in the current quarter, restructuring charges of $0.5 million relating to staffing costs in respect of an additional 18 terminated employees were recorded under the First Plan. The net expense for the quarter, under the First Plan, was $0.1 million after an adjustment of $0.4 million to previously recorded restructuring charges. In the same quarter of 2005, restructuring charges of $2.1 million were recorded relating to staffing costs in respect of 28 terminated employees under the First Plan.

Later in the previous fiscal year, as part of the continuous review of its global operations, the Company believed that there were still some areas where the cost structure could be reduced to achieve further efficiencies in operations. Pursuant to this review, it was determined a second restructuring plan ("Second Plan") was required. As a result, in the current quarter, restructuring charges of $1.3 million, relating to staffing costs in respect of an additional 53 terminated employees, were recorded under the Second Plan. There were no restructuring charges recorded under the Second Plan for the quarter ended December 31, 2004.

The First Plan is expected to be completed by March 31, 2006. The Second Plan is expected to be completed by the end of the current fiscal year.

Other Charges

In the current quarter, the Company recorded other charges of $0.2 million, consisting of $0.1 million relating to corporate acquisition and other development initiatives and $0.1 million relating to write down of furniture and fixtures, and laboratory equipment.

In the same quarter of the previous fiscal year, the Company recorded other costs of $5.3 million. These costs were comprised of $0.5 million relating to write down of furniture and fixtures, laboratory equipment and the write off of certain receivables, $4.1 million relating to retiring allowances and special payments provided to certain senior management, and $0.7 million relating to corporate acquisition and other development initiatives.

Amortization of Other Intangible Assets

Amortization of other intangible assets consists of the amortization of intangibles with definite lives. These amounts are being amortized over periods ranging from one to ten years. In the quarter ended December 31, 2005, amortization charges were $5.7 million compared to $4.9 million in the same quarter of the prior year. The increase is due to the additional amortization of intangibles of RedDot, offset by intangibles of older acquisitions now becoming fully amortized.

Interest and Other Income, Net

Interest and other income primarily represent the netting of interest income and expense. Interest and other income for the current quarter increased to $0.8 million from $0.6 million in the same quarter of the previous year. This increase was due to the higher available short-term interest rates over the past year. At December 31, 2005, the Company has all of its invested cash in investments having an original maturity term of less than 90 days. As a percentage of sales, interest and other income in the current quarter increased slightly to 1.3% from 1.1% in the same quarter of last fiscal year.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Income Tax Expense (Recovery)

The Company had an income tax expense for accounting purposes during the quarter of $0.1 million on income before income taxes of $0.6 million, representing an effective rate of 9.0%. This low tax rate was primarily due to the rate relating to non-deductible amortization of intangibles arising largely from acquisitions in combination with restructuring and other costs occurring predominantly in higher tax rate jurisdictions. This impact was partially offset by the non-deductibility of stock compensation expense. Excluding these impacts, the effective tax rate would have been 34.0%. In the comparable quarter in fiscal 2005, the Company had a tax recovery for accounting purposes of $1.3 million on a loss before taxes of $3.0 million representing an effective tax rate of 42.2%. This high tax rate was primarily due to restructuring and other costs occurring predominantly in higher tax rate jurisdictions with this impact partially offset by the rate relating to non-deductible amortization of intangibles arising largely from acquisitions. Excluding these impacts, the effective tax rate would have been 35.0%.

Stock-based Compensation Expense

For the three months ended December 31, 2005, the Company expensed $0.5 million related to stock options granted to employees. This expense has been allocated to general and administration expense based on the ownership of the stock options outstanding that made up the unamortized stock expense at the beginning of the current quarter.

As described under critical accounting policies and estimates, the Company applied SFAS 123R, the new standard for recognizing stock-based compensation expense, using the modified prospective method. As such, there is no similar expense recorded in the quarter ended December 31, 2004.

The amount of stock-based compensation expense that remains unamortized at December 31, 2005 is estimated at $2.3 million. This amount is expected to be fully amortized by the end of fiscal 2008, with $1.2 million estimated for the balance of fiscal 2006, $0.9 million estimated for fiscal 2007 and the remainder estimated for fiscal 2008. Forfeitures and future grants of stock options will impact this estimated amount and timing of the amortized expense.

Net Income (Loss)

In the quarter ended December 31, 2005, net income was $0.5 million compared to a net loss of $1.7 million for the quarter ended December 31, 2004.

The following are the main changes in the income statement for the current quarter compared to the same quarter of the prior fiscal year:

     -    Revenue for the current quarter increased by $8.2 million.
     - Income tax charge increased by $1.3 million (from an income tax expense of $0.1million compared to income tax recovery of $1.3 million for the same quarter in the previous fiscal year).
     - Restructuring charges decreased by $0.7 million and other charges decreased by $5.1 million.
     - During the current quarter, the Company incurred total foreign exchange translation losses of $0.3 million, compared to a gain of $4.1 million in the same quarter of the prior year. The foreign exchange translation losses or gains are charged or credited to sales and marketing expense.
     - For the current quarter, cost of sales, sales and marketing, excluding the foreign exchange translation gains or losses, research and development, and general and administrative expenses increased, compared to the same quarter in the prior fiscal year, by $1.1 million, $2.2 million, $0.8 million and $1.3 million respectively.
     -    Amortization of other intangible assets increased by $0.7 million.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Basic and Diluted Earnings (Loss) Per Share

Basic earnings per share for the three months ended December 31, 2005 was $0.03 compared to a basic loss per share of $0.10 for the three months December 31, 2004. The earnings per share for December 31, 2005 was based on a basic weighted average number of shares of 17.42 million versus a basic weighted average number of shares of 17.46 million in the same quarter of the prior fiscal year.

Diluted earnings per share for the current quarter was also $0.03 based on a diluted weighted average number of shares of 17.43 million versus diluted loss per share of $0.10 based on a diluted weighted average number of shares of
17.46 million in the same quarter of the previous fiscal year.

Results under Canadian GAAP

For the three month ended December 31, 2005 under Canadian GAAP, the Company recorded a net loss of $0.1 million, resulting in basic and diluted earnings loss per share of $0.00, compared to a net loss of $3.3 million and basic and diluted loss earnings per share of $0.19 for the three months ended December 31, 2004.

The difference in the results of operations under U.S. GAAP are related to the treatment of acquired in-process research and development and the effect on amortization expense, and the related income tax effects thereon, which are explained in more detail in note 13 of the interim unaudited condensed consolidated financial statements and notes.

Liquidity and Capital Resources


(U.S. dollars in thousands)
--------------------------------------------------------------------------------------------------
                                                   As at                As at
                                             December 31, 2005    September 30, 2005     % change
                                            ------------------------------------------------------

Working capital                                 $ 42,877            $ 51,972              (17.5%)
Cash and cash equivalents                         85,783              84,997                1.0%
--------------------------------------------------------------------------------------------------


Working capital for the Company decreased to $42.8 million at December 31, 2005 from $52.0 million at September 30, 2005. The estimated contingent consideration for RedDot, of $10.7 million, was the major reasons for this decline.

The Company had cash and cash equivalents of $85.8 million as at December 31, 2005 compared to $85.0 million as at September 30, 2005. As of December 31, 2005, the Company has all of its invested cash in investment grade securities having an original maturity term of less than 90 days.

The Company had an operating cash inflow of $1.7 million during the current quarter, compared to $4.0 million during the same quarter of the prior fiscal year. The decrease in operating cash inflow for the current quarter was mainly due to paying down previous quarters accounts payable and accrued liabilities, which included restructuring charges of $6.0 million. In addition to this, changes in accounts receivable, income taxes payable and deferred revenue also impacted operating cash flow.

Capital expenditures increased to $0.6 million in the current quarter from $0.3 million in the same quarter of the previous fiscal year. These expenditures consisted primarily of purchases of laboratory equipment, leasehold improvements, and furniture and fixtures.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The Company has issued and outstanding common shares totaling 17,419,588 at December 31, 2005 (September 30, 2005 - 17,418,338). During November 2005, the Company received approval to commence a normal course issuer bid for up to 1,500,000 of its common shares. This bid will terminate on the earlier of December 12, 2006 or the date on which the maximum number of shares approved under this bid have been repurchased. As at December 31, 2005, the Company has not repurchased any shares under this bid. In November 2004, the Company received approval to commence a normal course issuer bid that expired on November 23, 2005. The Company did not repurchased any shares under this bid during the three months ended December 31, 2004. The Company received $0.03 million from employees exercising their stock options during the quarter ended December 31, 2005 ($0.8 million during the quarter ended December 31, 2004). At December 31, 2005, there were 1,772,488 stock options outstanding (September 30, 2005 - 2,226,478). One third of these stock options become exercisable on each of the three anniversaries after the respective date of grant. Stock options are exercisable up to six years after their date of grant.

The Company has not paid any dividends in the three months ended December 31, 2005 or in the fiscal year ended September 30, 2005. The Company currently intends to retain earnings to finance the growth and development of the Company's business and, therefore, does not anticipate paying cash dividends in the foreseeable future.

Management believes that current cash balances together with cash flow from operations will be sufficient to meet the cash requirements of working capital, capital expenditures, and operating expenses for the next twelve months. Management also believes that the Company's financial position provides it with the flexibility to generate additional funds by either borrowing or issuing equity to finance any acquisitions, within reason, that cannot be managed with the Company's existing cash resources.


Financial Position

Cash and cash equivalents increased as at December 31, 2005 by $0.8 million to $85.8 million compared to a balance of $85.0 million as at September 30, 2005. The increase in cash was primarily due to the cash generated from operations offset by the cash used to purchase fixed assets.

Accounts receivable were $71.2 million at the end of the current quarter compared to $66.8 million as at September 30, 2005, representing an increase of $4.4 million. This increase was due to the timing of sales cycle being late in the quarter, and some delays in payments from certain customers.

Accounts payable and accrued liabilities were $29.7 million as at December 31, 2005, $4.3 million lower than the balance of $34.0 million as at September 30, 2005. This decrease was mainly due to the payment of restructuring charges during the quarter that were outstanding at September 30, 2005.

Income taxes of $1.4 million were payable as at December 31, 2005, while income taxes of $0.8 million were recoverable as at September 30, 2005. This change was primarily due to the expense for the current quarter exceeding payments, as the first fiscal 2006 U.S. tax installments are payable in the second quarter of the current year.

Deferred revenue as at December 31, 2005 was $75.7 million versus $74.0 million as at September 30, 2005, an increase of $1.7 million. The rise was mostly due to increased billing activity for maintenance and support contracts as well as the deferred revenue balance from RedDot. Revenue for these items are deferred and recognized ratably over the maintenance and support contract period.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


As at December 31, 2005, the Company had other long-term liabilities totaling $1.0 million, compared to the $1.1 million at September 30, 2005. Other long-term liabilities consists of the following:

(U.S. dollars in thousands)              December 31, 2005  September 30, 2005
------------------------------------------------------------------------------

Lease inducements                            $   144             $   172
Retention money                                  831                 831
Long-term debt is comprised of:
   Capital lease obligations                      35                  58
   Term loans                                      3                   3
------------------------------------------------------------------------------
                                             $ 1,013             $ 1,064
------------------------------------------------------------------------------

The retention money relating to the Valid acquisition was paid to the former shareholders of Valid in January 2006.

Long-term debt is comprised of various capital lease obligations for office equipment and automobiles, bearing interest from 10.0% to 15.0%, and is secured by the underlying assets.

The Company has also entered into agreements related to operating leases for premises, automobiles and equipment. The following table lists the Company's contractual payments for its other long-term liabilities and lease commitments as of December 31, 2005.


(U.S. dollars in thousands)
----------------------------------------------------------------------------------------------------------------
                                                Payments due by period
---------------------------------------------------------------------------------------------------------------
                                                              Less than      1 to 3       4 to 5
                                                   Total         1 year       years        years     Thereafter
----------------------------------------------------------------------- ---------------------------------------

Capital lease obligations                         $   35          $  35        $    -       $   -         $   -
Term loans                                             3              3             -           -             -
Retention money on Valid acquisition                 831            831             -           -             -
---------------------------------------------------------------------------------------------------------------
                                                     869            869             -           -             -
Operating leases                                  28,709          7,592        15,127       3,185         2,805
---------------------------------------------------------------------------------------------------------------
Total contractual cash obligations               $29,578         $8,461       $15,127      $3,185        $2,805
---------------------------------------------------------------------------------------------------------------


Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Selected Historical Consolidated Financial Data

The selected consolidated financial data as of and for the three months ended March 31, 2004 through December 31, 2005 are derived from our unaudited interim consolidated financial statements. The selected consolidated financial data as of September 30, 2002, 2003, 2004 and 2005 are derived from our audited consolidated financial statements. Historical results are not necessarily indicative of the financial position or results that may be expected for any future period, or for a full year. Please read the selected historical consolidated financial information set forth below together with our historical consolidated financial statements and the related notes, together with this Management's Discussion and Analysis of Financial Condition and Results of Operations.


                                                                Three months ended
                                 --------------------------------------------------------------------------------------
Selected Consolidated              Mar. 31,  June 30,  Sept. 30,   Dec.31,    Mar.31,   June 30,   Sept.30,    Dec.31,
Statements of Income Data            2004      2004      2004      2004        2005      2005       2005        2005
(U.S dollars in thousands,
except per share data)


Sales                              $ 54,664  $ 56,227    $ 59,326  $ 53,900   $ 54,256  $ 61,722   $ 66,224   $ 62,088
Net income (loss)                     2,068     2,368       3,732    (1,729)    (1,213)   (1,874)    (1,023)       554

Diluted earnings (loss) per share      0.12      0.13        0.21     (0.10)     (0.07)    (0.11)    (0.06)       0.03
Diluted WA* shares outstanding       17,811    17,740      17,566    17,464     17,500    17,474     17,418     17,432

                                                                                    Years ended September 30,
                                                                     ---------------------------------------------------
Selected Consolidated Statements of Income Data                          2002          2003         2004           2005
                                                                         ----          ----         ----           ----
(U.S. dollars in thousands, except per share data)

Sales                                                                $ 180,400     $ 192,583     $ 220,224      $ 236,102
Net (loss) income                                                       (2,914)        3,720         6,871         (5,839)

Diluted (loss) earnings per share                                        (0.16)         0.21          0.39          (0.33)
Diluted WA* shares outstanding                                          18,305        17,928        17,720         17,464

  * - Weighted average, in thousands

                                                                          As at
                                        ---------------------------------------------------------------------------------
Consolidated Balance Sheets             Mar.31,   June 30,   Sept. 30,  Dec.31,   Mar.31,   June 30,    Sept.30,   Dec.31,
Data (U.S. dollars in thousands)         2004      2004        2004      2004      2005      2005         2005      2005
                                         ----      ----        ----      ----      ----      ----         ----      ----

Cash, cash equivalents and
   short-term investments               116,907   127,041     130,486   134,165   129,083    90,513     84,997      85,783
Working capital                          96,194   101,886     104,098   105,671   106,836    47,477     51,972      42,877
Total assets                            368,442   367,734     371,650   371,489   365,344   383,707    378,630     385,882
Other long-term liabilities               1,370     1,353       1,250     1,191     1,142     1,099      1,064       1,013
Shareholders' equity                    263,185   264,177     265,920   265,029   264,208   260,447    259,251     259,289



The Company's revenues have steadily increased year over year, since fiscal 2002. Quarterly revenues have followed a fairly consistent trend of building each quarter, from the first through to the fourth. First quarter revenue, over the same period, has historically been down from the preceding fourth quarter.

During fiscal 2003, the Company made four acquisitions and during fiscal 2005, the Company acquired RedDot as described in detail under acquisition history. These acquisitions, along with the noted increase in the Hummingbird Enterprise business, have resulted in increased revenues. There has been a corresponding increase in operating costs and amortization expense associated with the acquisitions.

The Company's annual share repurchase program has resulted in a steady reduction in the weighted average number of shares outstanding.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


The Company's cash, cash equivalents and short-term investments balance normally increases quarter over quarter, but fell in the second half of fiscal 2005 with cash being used to acquire RedDot, and in the second quarter of fiscal 2005 due in a large part to the timing of certain corporate income tax payments.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Outlooks, Risks and Uncertainties That Could Affect Future Results

The Company believes that its success in the rapidly evolving market for enterprise software depends largely upon the following factors:

     -    identifying underserved segments of the market;
     -    developing products that solve a prevalent business problem;
     - communicating the value proposition of its products to the appropriate audience;
     -    effectively combining direct and partner-influenced distribution; and
     - ensuring the successful deployment and referenceability of its products.

These factors form the basis of the Company's ability to compete effectively in a challenging and dynamic environment.

Past performance is not a guarantee of future performance. From time to time, certain information provided by the Company or its employees may involve risks and uncertainties, specifically, any statements relating to the Company's expectations for the future sales of its products. Factors that may cause such differences include, but are not limited to, the factors discussed below. These factors, and others, are discussed from time to time in the Company's filings with various regulatory authorities. Although management remains optimistic about the Company's long-term prospects, the Company's future results are subject to substantial risks and uncertainties.

Global Economic Slowdown

In early fiscal 2001, the Company witnessed a weakening of global macro-economic conditions. This weakness changed information technology spending patterns on a global basis, and as a result affected our ability to forecast current and future periods revenues. In spite of this, our customer base remains solid and the Company remains encouraged by the level of interest that the marketplace continues to show in its offerings. The Company continues to expect to increase its market share and is confident about achieving its long-term business goals.

Competition

The markets for the Company's products are intensely competitive and significantly affected by new product introductions and other market activities of industry participants. The Company expects competition to persist, increase and intensify in the future as the markets for the Company's products continue to develop and as additional companies enter each of its markets. Numerous releases of products and services that compete with those of the Company can be expected in the near future. There can be no assurance that the Company will be able to compete effectively with current and future competitors. If these or other competitors were to engage in aggressive pricing policies with respect to other competing products, or significant price competition were to otherwise develop, the Company would likely be forced to lower its prices, which could have a material adverse affect on the Company's business, operating results and financial condition.

Potential Acquisitions and Investments

The Company expects to continue to acquire or invest in businesses, products and technologies that expand or complement the Company's current business or products. Such acquisitions or investments may involve significant commitments of financial or other resources of the Company. There can be no assurance that any such acquisitions or investments will generate revenue, income or other returns for the Company, or that financial or other resources committed to such activities will not be lost. Such activities could also place additional strains on the Company's administrative and operational resources and its ability to manage growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Management of Growth and Integration of Acquisitions

Over the past several years, the Company has experienced growth in sales and business operations. The Company believes that continued growth of its product lines and number of personnel is required to maintain its competitive position. The Company has grown both organically and by acquisition in the past and expects to continue to do so in the future. There can be no assurances that the Company will complete any future acquisitions and, if completed, such acquisitions will be successfully integrated into the Company.

The Company's growth has placed, and will likely continue to place, strains on its resources and increased demands on its internal systems, procedures and controls. If the Company completes future acquisitions, which is likely, the need to integrate and manage the businesses acquired would increase the demands on the Company's management, resources, systems, procedures and controls. There can be no assurance that the Company's administrative infrastructure, systems, procedures and controls will continue to adequately support the Company's operations or that management will be able to achieve the rapid, effective execution of the product and business initiatives necessary to successfully penetrate the markets for the Company's products, and successfully integrate any business acquisitions in the future. If the Company is unable to manage growth effectively, the Company's business, operating results and financial condition may be adversely affected.

Volatility in Stock Price

The market price of the Company's common shares can be highly volatile and subject to fluctuations. These fluctuations in market price may continue due to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. In addition, the financial markets have experienced significant price fluctuations that have particularly affected the market price of equity securities of many high technology companies, and that have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter or year.

Foreign Currency Risk

The Company operates internationally and, accordingly, a portion of our financial resources is held in currencies other than the United States dollar, the functional currency of the Company. Further to this, the Company generates revenues and incurs expenses in numerous currencies. The Company's exposure to various currencies may change over time as the geographic mix of our worldwide business changes. These currencies could be unfavorably impacted by global developments, country specific events and many other factors. Consequently, the Company's future results could be adversely affected by significant foreign exchange fluctuations.

Environment and Market Risk

Sales are subject to some conditions outside the Company's control such as economic cycles, the growth of complimentary businesses such as corporate networks and software applications or events in specific industry verticals. The Company currently generates approximately 27% of its revenues from its Hummingbird Connectivity family of products, which holds a significant portion of the market share in this space. The future growth opportunities therefore could be limited in this business. On the other hand, the Company is a pioneer in the ECM market with our Hummingbird Enterprise family of products, which is an evolving and growing business. The liquidity and financial position of the Company is a function of the decisions it will have to make to successfully compete in these markets.

As the marketplace for the Company's products evolves, the Company's future results could be impacted by a dependence on a few distributors and the emergence of new distribution channels. In addition, the timing and customer acceptance of new or upgraded products may also affect the Company's results in the future.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")


Potential Fluctuations in Quarterly Operating Results

The Company considers fluctuations in its quarterly earnings to have an impact on its future financial position. The Company's expense levels are based in part on its expectations of future orders and sales, and the Company may not be able to adjust spending in a timely manner to compensate for any sales shortfall.

Intellectual Property Rights

The Company operates in an international environment with approximately 49% of its revenue derived from countries outside North America. Although the Company makes every effort to protect its intellectual property rights, there can be no guarantee that unlicensed copying of the Company's software will not take place, especially in countries where software piracy laws and enforcement are weak.

Personnel Significance

The Company's employees are a significant asset. Market forces and competitive pressures may adversely impact the ability of the Company to recruit and retain key qualified personnel.

Off Balance Sheet Arrangements

The Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Financial Instruments

The Company did not enter into any derivative contracts during the three months ended December 31, 2005 or during the fiscal year ended September 30, 2005. As at December 31, 2005 and September 30, 2005 there were no outstanding derivative instruments.

Related Party Transactions

The Company has not engaged in any transactions that would be considered related party transactions.


Recent Accounting Pronouncements

Inventory Costs - SFAS No. 151

In December 2004, the FASB issued SFAS No. 151, which clarifies the accounting for unusual costs and the allocation of fixed production costs. For the Company, SFAS No. 151 was effective on October 1, 2005. This adoption of standard did not have a material impact on the consolidated financial statements.

Exchange of Non-Monetary Assets - SFAS No. 153

In December 2004, the FASB issued SFAS No. 153, as an amendment to APB Opinion No. 29. SFAS No. 153 provides guidance on the measurement of exchanges of non-monetary assets, with exceptions for exchanges that do not have commercial substance. Under SFAS No. 153, a non-monetary exchange has commercial substance if, as a result of the exchange, the future cash flows of an entity are expected to change significantly. Under SFAS No. 153, a non-monetary exchange is measured based on the fair values of the assets exchanged. If fair value is not determinable, the exchange lacks commercial substance or the exchange is to facilitate sales to customers, a non-monetary exchange is measured based on the recorded amount of the non-monetary asset relinquished. For the Company, SFAS No. 153 will be effective for non-monetary exchanges that occur beginning on July 1, 2005. The Company has determined that this standard did not have a material impact on the consolidated financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A")



Accounting Changes and Error Corrections - SFAS No. 154

In May 2005, the FASB issued SFAS No. 154, which replaces APB Opinion No. 20, "Accounting Changes", and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28". SFAS No.154 provides guidance on the accounting for and reporting of changes in accounting principles and error corrections. SFAS No. 154 requires retrospective application to prior period financial statements of voluntary changes in accounting principle and changes required by new accounting standards when the standard does not include specific transition provisions, unless it is impracticable to do so. SFAS No. 154 also requires certain disclosures for restatements due to corrections of an error. For the Company, SFAS No. 154 will be effective for accounting changes and corrections of errors made in its fiscal year beginning on October 1, 2006. The impact that the adoption of SFAS No. 154 will have on the Company's consolidated financial statements will depend on the nature of future accounting changes adopted by the Company and the nature of transitional guidance provided in future accounting pronouncements by the FASB.

Consolidation of Variable Interest Entities - FSP FIN 46R-5

In March 2005, the FASB issued FASB Staff Position ("FSP") No. 46(R)-5, "Implicit Variable Interests" under FASB Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("FSP FIN 46R-5"). FSP FIN 46R-5 provides guidance for a reporting enterprise on whether it holds an implicit variable interest in Variable Interest Entities ("VIEs") or potential VIEs when specific conditions exist. This FSP is effective in the first period beginning after March 3, 2005 in accordance with the transition provisions of FIN 46 (Revised 2003), "Consolidation of Variable Interest Entities - an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46R"). The Company was required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. The Company does not have any arrangements with variable interest entities that require consolidation of their financial information, or disclosure thereof, in the financial statements.

                                                                     DOCUMENT 3

                                  Form 52-109F2
                        Certification of Interim Filings



I, A. Barry Litiwn as President and Chief Executive Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Dated - February 14, 2006



/s/ A. Barry Litwin
---------------------------------------
President and Chief Executive Officer

                                 Form 52-109F2
                       Certification of Interim Filings



I, Inder P.S. Duggal as Chief Financial Officer, certify that:

     1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Hummingbird Ltd., for the quarter and three months ended December 31, 2005;

     2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

     3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of Hummingbird Ltd., as of the date and for the periods presented in the interim filings; and

     4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures, and we have:

          (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to Hummingbird Ltd., including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.



Dated - February 14, 2006





/s/ Inder P.S. Duggal
---------------------------------------
Chief Financial Officer

                                                                     DOCUMENT 4

[GRAPHIC OMITTED]

                   HUMMINGBIRD REPORTS FIRST QUARTER FY2006
                        FINANCIAL AND OPERATING RESULTS

        First Quarter Sales Grow 15.2% Year over Year to $62.1 Million;
               Enterprise Content Management Revenues up 23.7%;
                       First Quarter Adjusted EPS $0.32

Toronto - January 31, 2006 - Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM), a leading global provider of integrated enterprise content management (ECM) solutions, and network connectivity solutions, today reported financial and operating results for the first quarter ended December 31, 2005. The financial figures in this release are reported in U.S. dollars in accordance with U.S. generally accepted accounting principles, except where noted.

-------------------------------------------------------------------------------

SUMMARY FINANCIAL RESULTS                              U.S. GAAP
(Millions of U.S dollars, except share data)

                                                 Three Months Ended
                                                    December 31

                                               2005             2004
                                               ----             ----

Sales                                          62.1             53.9

Net Income (Loss)                               0.6            (1.7)

Diluted Earnings (Loss) Per Share              0.03           (0.10)

Diluted Number of Shares (millions)            17.4             17.5

Adjusted Net Income (Note)                      5.6              6.1

Adjusted Diluted Earnings Per Share            0.32             0.35

Adjusted Diluted Number of Shares (millions)   17.4             17.6

--------------------------------------------------------------------------------
 Note:   Adjusted Net Income comprises Net Income/(Loss) excluding
         amortization of other intangible assets, restructuring and other charges, and stock-based compensation expense, net of related taxes.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

"I am pleased with our overall performance in the first quarter" said Barry Litwin, President and Chief Executive Officer of Hummingbird, Ltd. "Our investments in fiscal 2005 continue to yield positive and tangible traction across all our key markets, with our rapidly growing Enterprise Content Management business growing nearly 24% year over year. I am particularly encouraged by the accelerated adoption of Hummingbird Enterprise as the platform of choice for content-based solutions, specifically in the areas of deal management in financial services, correspondence management in government, and contract management. This positive momentum confirms that our strategy to invest in building repeatable high-value content management solutions on the Hummingbird Enterprise platform will form a solid foundation for sustained growth."

Financial Highlights
--------------------

Total sales for the quarter ended December 31, 2005 were $62.1 million, representing an increase of 15.2% from the quarter ended December 31, 2004. Enterprise Content Management revenues for the quarter were $45.3 million, a 23.7% increase from the same quarter last year. Connectivity revenues for the quarter were $16.8 million, compared to $17.3 million in the first quarter last year, and flat compared with the prior quarter. Total license revenues were $25.0 million, up 12.1% from the first quarter last year.

Adjusted net income(1) in the current quarter was $5.6 million, compared to $6.1 million in the same period last year. Adjusted diluted earnings per share (based on adjusted net income) for the first quarter were $0.32 compared to $0.35 for the corresponding period last year.

During the quarter the company recorded restructuring and other charges totaling $1.6 million. Of this amount, $1.4 million relates primarily to severance and related costs taken after the Company reviewed its global operations to align costs with revenues, and to recognize cost efficiencies.

Operating expenses for the current quarter excluding amortization of intangibles, stock-based compensation expense, and restructuring and other charges, were $46.6 million, compared to $38.4 million for the first quarter of the previous fiscal year.

For the first quarter of fiscal 2006, Hummingbird reported a net income of $0.6 million, compared to net loss of $1.7 million for the same quarter in 2005. The diluted earnings per share of $0.03 in the current quarter compares to a diluted loss per share of $0.10 for the first quarter of the prior year.

Total assets as at December 31, 2005 were $385.9 million, compared to $378.6 million as at September 30, 2005. The Company's cash position, including short-term investments, was $85.8 million as at December 31, 2005. Cash flow from operations generated in the current quarter was $1.7 million after paying $6.0 million for restructuring items. Deferred revenue was $75.7 million as at December 31, 2005 compared to $74.0 million as at September 30, 2005.

(1)Adjusted net income is presented because management considers it to be a better metric to evaluate and compare the performance of the Company's core business, since it excludes certain non-cash and non-recurring expenses. In addition, it is the primary method that management uses to plan and forecast the Company's results. Adjusted net income is not a recognized profitability measure under U.S. GAAP, and the Company's method of calculating adjusted net income may differ from, and accordingly may not be comparable to, similarly titled measures used by other companies. Adjusted net income should not be considered in isolation and its presentation should not be construed an alternative to net income determined in accordance with U.S. GAAP, as an indicator of the Company's performance.

Operational Highlights
----------------------

Standard Chartered Bank Selects Hummingbird Contracts Management Solution
-------------------------------------------------------------------------
On November 14 Hummingbird announced that Standard Chartered Bank had invested in Hummingbird Enterprise(TM) for Contract Management to capture and proactively manage its worldwide legal relationships, to ensure regulatory compliance and to minimize risk. Standard Chartered is one of the world's most international banks, employing over 40,000 people, representing 80 nationalities, across its network. Standard Chartered operates in over 1,200 locations in more than 50 countries in the Asia Pacific Region, South Asia, the Middle East, Africa, the United Kingdom and the Americas.

Government of Ontario Selects Hummingbird as Vendor of Record
-------------------------------------------------------------
On November 3 Hummingbird announced it had been chosen as a vendor of record
(VOR) to provide Records/Document Management solutions for the Government of Ontario. This VOR arrangement is mandatory for all Ontario Public Sector clients when acquiring new licenses for document and records management capabilities, and was established to support the Government of Ontario in reaching its objective of streamlining government business and the delivery of services to the nearly 12 million citizens of the province. Ontario is home to over one-third of Canada's total population and the Government of Ontario is by far the largest provincial government in the country.

United States Army Corps of Engineers Deploying Hummingbird Enterprise(TM)
--------------------------------------------------------------------------
for ESRI
--------
On November 28 Hummingbird announced that the United States Army Corps of Engineers (USACE) is deploying Hummingbird Enterprise(TM) for ESRI, its integrated content management and Geographic Information System (GIS) solution. After conducting an extensive vendor evaluation USACE chose Hummingbird's solution for its capabilities to improve decision-making through enhanced responsiveness, better asset awareness, improved project planning, and better information sharing. USACE is made up of approximately 34,600 civilian and 650 military members and is responsible for the Iraq Reconstruction Information Management System, the Tsunami mission in southern Asia and eastern Africa and the Hurricane Katrina reconstruction effort along the U.S. gulf coast.

Microsoft Partnership
---------------------
On November 7 Hummingbird unveiled extended capabilities for deployment of Hummingbird Enterprise on the Microsoft Office platform, taking advantage of Microsoft SQL Server 2005 as the content repository. Hummingbird has always fully embraced the relevant features and functionality of the Microsoft product family to complement Hummingbird Enterprise and improve the value proposition the Company offers its customers. Hummingbird will continue to invest in R&D to provide organizations with unequaled integration and interoperability between Hummingbird Enterprise and new Microsoft offerings. Hummingbird is recognized for its strong heritage as a long-standing Microsoft partner, with a large installed base of shared Microsoft customers globally.

Awards and Recognition
----------------------
Hummingbird is proud of the significant industry recognition it received during 2005 confirming the strength of Hummingbird Enterprise(TM) as an industry leading Enterprise Content Management platform. Hummingbird was first to recognize the value proposition of interoperable ECM capabilities and today boasts a fully integrated ECM suite (a capability that industry observers weigh heavily in current evaluation criteria). This market acknowledgement of Hummingbird's thought leadership and domain expertise reinforces the Company's current first mover advantage in establishing a highly differentiated strategy around a flexible business solution framework in targeted industries.

-> Gartner MarketScope for Records Management recognized Hummingbird with `Strong Positive Rating'

-> Forrester Wave(TM) report names Hummingbird Enterprise(TM) as a `Strong Performer'

-> KMWorld recognized Hummingbird Enterprise(TM) as a `Trend-Setting Product of 2005'

-> Gartner positioned Hummingbird in the Leaders Quadrant in 2005 ECM Magic Quadrant

-> KMWorld recognized Hummingbird as one of the '100 Companies that Matter in Knowledge Management'

-> Gartner MarketScope recognized RedDot with `Positive Rating' for Web Content Management

-> EContent Magazine selected Hummingbird as `One of the Companies that Matter Most in the Digital Content Industry'


--------------------------------------------------------------------------------

Hummingbird will hold a teleconference call at 5:00 p.m. Eastern N.A. time today to discuss its fiscal first quarter 2006 results. Those wishing to participate should call 416-644-3424 (Toll-Free 800-796-7558) ten minutes prior to the start time. A webcast of the call with accompanying presentation slides is also available from the Company's website, www.hummingbird.com. Rebroadcasts of the teleconference will be available after the teleconference concludes on the Company's website, or by calling 416-640-1917 (Toll-Free 877-289-8525), Pass-code 21171606#

--------------------------------------------------------------------------------

About Hummingbird
-----------------

Hummingbird Ltd. (NASDAQ: HUMC, TSX: HUM) is a leading global provider of enterprise software solutions. The Company's enterprise software solutions fall into two principal categories: enterprise content management (ECM) solutions, and network connectivity solutions. Hummingbird's ECM solutions enable organizations to manage the lifecycle of enterprise content from creation to disposition, thereby enabling organizations to address critical business needs, such as information management, business continuity, compliance and risk mitigation. The network connectivity solutions provide a comprehensive set of core network technologies that enables the enterprise to connect to any type of legacy system.

Founded in 1984, Hummingbird employs over 1,400 people and serves more than 33,000 customers, including 90% of Fortune 100. Hummingbird solutions are sold directly from 40 offices worldwide and through an Alliance Network of partners and resellers. For more information, visit http://www.hummingbird.com
                                           --------------------------

Note to Investors
-----------------

Forward-looking statements in this press release, including statements relating to the Company's capital structure, future sales growth, profitability, competitive position and release of new products are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on assumptions made by and information currently available to the Company. Investors are cautioned that these forward-looking statements are subject to risks and uncertainties that may cause future results to differ materially from those expected. Such risks include, but are not limited to: the Company's ability to secure underwriting support and attract investors to its stock; the Company's ability to introduce new products in a timely manner and its ability to generate demand for, and gain market acceptance of those products in an intensely competitive marketplace, where many of its competitors have substantially greater resources than the Company; the Company's ability to maintain revenue growth at current levels or anticipate a decline in revenue from any of its products; the Company's ability to reduce its costs to the extent required to maintain profitability should revenue decline; the Company's ability to hire, train, and retain highly qualified personnel; the Company's reliance on third party distribution channels as part of its sales and marketing strategy; and other risks detailed in the Company's various securities filings with the Securities and Exchange Commission and Canadian securities regulators. Forward-looking statements are based on management's current plans, estimates, opinions and projections, and the Company assumes no obligation to update forward-looking statements if assumptions related to these plans, estimates, opinions and projections should change. The Board of Directors of Hummingbird reviewed and approved this news release prior to it being issued.

Hummingbird Contacts
--------------------

Inder Duggal                                       Dan Coombes
Chief Financial Officer                            Director, Investor Relations
Hummingbird Ltd.                                   Hummingbird Ltd.
Tel: 416 496-2200 ext. 2205                        Tel: 416 496-2200 ext. 6359
inder.duggal@hummingbird.com                       dan.coombes@hummingbird.com
----------------------------                       ---------------------------

Michele Stevenson
Senior Manager, Corporate Communications
Hummingbird Ltd.
Tel: 416 496-2200 ext. 2263
michele.stevenson@hummingbird.com
---------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 HUMMINGBIRD LTD.
                                     ---------------------------------------
                                                     (Registrant)

Date:   February 14, 2006            By:  /S/ A. BARRY LITWIN
        --------------------              -------------------------------
                                          Name:  A. Barry Litwin
                                          Title: President and Chief Executive
                                                 Officer